FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

January 10, 2012

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  XBRL Exhibits

FRANKLIN GOLD AND PRECIOUS METALS FUND

811-01700; 002-30761

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 64 to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on December 5, 2011 at 12:06 p.m. Eastern time (Accession No. 0001379491-11-001153) pursuant to Rule 485(b) under 1933 Act, to file certain risk/return summary information in an interactive data format.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since the interactive data exhibits were inadvertently not filed.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN GOLD AND PRECIOUS METALS FUND

/s/ David P. Goss

David P. Goss

Senior Associate General Counsel

DPG:rs